EXHIBIT 99.2

                                 [RETALIX LOGO]



                                    NEWS RELEASE


For media information          For investor information        Company Contact
Neil McGlone                   Allan E. Jordan                 Motti Gadish
Michael A. Burns & Associates  The Global Consulting Group     Retalix Ltd.
+1-214-521-8596                +1-646-284-9400                 +972-9-776-6677
nmcglone@mbapr.com             ajordan@hfgcg.com      Motti.Gadish @retalix.com

        China's Wumart Selects Retalix Software Solutions to Support the
                     Rapid Growth of Its Retail Operations

             Chinese retailer will use Retalix's POS, headquareters,
                        loyalty and promotions solutions

     Ra'anana, Israel; June 25, 2007 - Retalix(R) Ltd. (NasdaqGS: RTLX), a global provider of enterprise-wide software solutions for food retailers and distributors, announced today that Wumart Stores, Inc. (HKSE: 8277), one of the fastest growing retailers in China, has selected Retalix software solutions to replace legacy point-of-sale, chain store management and customer loyalty software systems.

     Started 12 years ago as one of the first supermarket chains in China, Wumart has emerged as one of the dominant retailers in the country with 700 stores, including hypermarkets, supermarkets and convenience stores in northern, eastern and northwestern China. In the past year, Wumart acquired several domestic chains.

     Wumart will install a synchronized retail solution from Retalix, which includes Retalix StoreLine point of sale (POS) and back office applications at the stores, pre-integrated with Retalix HQ StoreLine and Retalix Loyalty and Promotions at the chain's headquarters.

     Wumart's selection of Retalix shows that China's retail industry is entering a new stage in the development of its IT infrastructure. To better serve their growing customer base, Chinese retailers recognize the need to adopt industry-standard retail software applications from vendors that have experience with regional and global rollouts. With Retalix, Wumart will have the ability to adopt global best practices for customer service and store operations, improve scalability and reduce the complexity of their overall IT environment.

      "Wumart has always played the leading role in applying advanced information technology for the retail industry in China," said Dr. Feng Jiang Li, President of Wumart. "By implementing Retalix's solution we can draw on Retalix's best practices for the global retail business to improve our operational efficiency, and to integrate our acquisitions so that we can make the most of the synergies they bring."

     "We are thrilled that the Wumart Group, China's fastest growing retailer, has selected Retalix," said Barry Shaked. "The agreement marks a major success for Retalix in the highly competitive Chinese retail market. We look forward to providing Wumart with our experience in the global retail industry."

     Retalix's partner in China, Shanghai-based Rinpak Technology Ltd., will provide the domestic integration and support services to Wumart.

     About Wumart

     Wumart Stores, Inc., a non-state-owned Chinese enterprise, is a retail chain store operator and its ordinary shares are traded at the Hong Kong Stock Exchange (HKSE: 8277). Started 12 years ago as one of the first supermarket chains in China, Wumart has emerged as one of the dominant retailers in the country with 700 stores, including hypermarkets, supermarkets and convenience stores in northern, eastern and northwestern China. In the past year, Wumart acquired several domestic chains, including Chaoshifa and MerryMart, the fourth- and fifth-largest supermarket chains in Beijing; Xinhua Stores, one of the largest and fastest growing retailers in northwest China; and Times Supermarkets, one of the leading retailers in eastern China. Wumart on the Web: http://www.wumart.com/Eng/Index.asp

     About Rinpak

     Rinpak Technology (SH) Ltd. is the subsidiary of Rinpak Technology Holdings Ltd., the distributor and supporting center of many international renowned solution vendors such as Raymark, Panorama and Retalix in China, Hong Kong and Taiwan. Rinpak not only provides integrated retail solution including logistics, stocks, retail terminal management and BI, but also focuses on enhancing enterprise's competitive edge through the implementation of our solutions. Our outstanding solutions feature Business Intelligence (BI), Artificial Intelligence (AI), Business Optimization (BO), Merchandize Optimization Management, Point-of-Sales (POS) and Supply Chain Management (SCM). For more information about Rinpak, please visit www.rinpak.com

     About Retalix

     Retalix is an independent provider of enterprise-wide software solutions to retailers and distributors worldwide. Retalix solutions serve the needs of multi-national grocery chains, convenience and fuel retailers, food service operators, food and consumer goods distributors and independent grocers. The Company offers a full portfolio of software applications that automate and synchronize essential retailing, distribution and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through 1,500 employees in its various subsidiaries and offices worldwide. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas. For more information about Retalix , please visit www.retalix.com

     Retalix, Retalix StoreLine, Retalix HQ StoreLine and Retalix Loyalty are either registered trademarks or trademarks of Retalix Ltd. in the United States and/or other countries. The names of actual companies, products and services mentioned herein may be the trademarks of their respective owners.

     Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities laws. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, continued interest in Retalix's new platforms, the perception by leading retailers of Retalix's reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2006, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.


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